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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                          FOR THE MONTH OF JUNE, 2000.



                                 CNH GLOBAL N.V.

                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


                               WORLD TRADE CENTER
                               TOWER B, 10TH FLOOR
                                AMSTERDAM AIRPORT
                                 THE NETHERLANDS

                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)



          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

          Form 20-F   X   Form 40-F
                    -----           -----

          (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

          Yes        No   X
              -----     -----

          (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______.)


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                                                                      [CNH LOGO]

                         NEWS RELEASE


                         For Immediate Release

                         CHRISTMAN NAMED HEAD OF CASE IH BUSINESS FOR CNH GLOBAL

            For more     Racine, Wisconsin (June 26, 2000) - CNH Global (N:CNH)
information contact:     said today that Richard M. Christman has been appointed
                         president of its Case IH agricultural equipment
William B. Masterson     business. He will lead the commercial activities for
     01 262 636 5793     the Case IH brand around the world.

                         Christman, 50, succeeds Leopold Plattner, who has decided to resign from the company, effective June 30, to pursue other interests.

                         "With more than 25 years of experience with the Case organization, Rich is uniquely qualified to champion the Case IH brand around the world," said Jean-Pierre Rosso, CNH chairman and CEO. "He possesses a broad base of industry experience and a thorough knowledge of international markets."

                         Christman has held a number of senior leadership assignments within the company, most recently serving as senior vice president, Strategy and Business Development. He also served as senior vice president, Global Development, for Case Corporation. His extensive experience in retail sales and marketing for Case includes senior vice president, Product Management and Support, senior vice president, Sales and Marketing, North America, and senior vice president, Parts Division. Christman also served as senior vice president, European Sales and Marketing and vice president, North American Retail Enterprises. He joined the Case organization in 1975.

                         Christman is currently serving as chairman of the Equipment Manufacturers Institute.

                         With strong global brands, CNH is a leader in the agricultural equipment, construction equipment and financial services industries and had combined 1999 revenues of approximately $11 billion. CNH sells its products in 160 markets through a network of more than 10,000 dealers and distributors. CNH products are sold under the following brands: Case, Case IH, Fermec, Fiatallis, Fiat-Hitachi, Link-Belt (earth moving equipment), New Holland, O&K and Steyr.



                                                ###

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                                   SIGNATURES

          PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.



                                        CNH Global N.V.



                                        By:  /s/ Kevin J. Hallagan
                                            -----------------------------------
                                              Kevin J. Hallagan
                                              Vice President, Associate General
                                              Counsel and Assistant Secretary


June 28, 2000